October 17, 2019

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, CA 92660

       Re: Clean Energy Fuels Corp.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 001-33480

Dear Mr. Littlefair:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation